Filed by National City Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MAF Bancorp, Inc. Commission File Number: 0-18121
Why is MidAmerica Bank merging with National City?
Your management team and Board of Directors believe this decision is in the best long-term interest of our company. National City’s brand promise of “doing what’s right for its customers” is consistent with our commitment to “paying a higher rate of attention.” Joining forces better positions us to do just that through greatly enhanced banking products and services and a significantly expanded network of delivery channels, providing even more convenient banking locations for our customers.
Our customers will benefit from National City’s full suite of products and services, including expanded corporate banking, wealth management and mortgage banking services and greatly enhanced consumer and small business products and services, including credit card, online banking and bill pay services and an industry leading customer rewards program, points from National City.
MidAmerica Bank customers also will gain access to National City’s extensive banking network, including more than 1,300 branches and nearly 2,100 ATMs in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania.
Following completion of the transaction, in Chicago and Milwaukee, that will include 126 and 24 branches respectively, and 191 ATMs. Further, MidAmerica customers will have the opportunity to use any non-National City ATM without incurring National City fees, contingent upon enrollment in a checking account with a form of monthly automatic account activity.
What will happen to my job? Will my duties change? Are positions going to be eliminated as a result of the merger?
National City is partnering with MidAmerica because of the tremendous growth opportunities that will result. The company is committed to growing and expanding our customer base and franchise, and to do so effectively, they will need a talented, dedicated and driven work force.
That said, some job impacts will occur, primarily related to redundant back office support functions. For those who might be affected, National City, like MidAmerica is a caring and compassionate employer committed to providing resources and support to help employees affected by any change.

When will the merger be complete?
It is anticipated that the transaction will close in the fourth quarter, subject to regulatory and shareholder approvals.
Will my benefits package change?
It’s too early to say what changes in benefits may occur. However, MidAmerica Bank employees will receive credit for their years of service, which will be used to determine eligibility for applicable National City plans and policies. More specifics will be shared in future communications.
What kinds of operational changes can we expect to see?
MidAmerica Bank will change to the National City name following transaction close and post systems conversion. National City will provide regular updates on system changes, policies and procedures during the integration period.
How do I respond to questions from my customers about this announcement?
Please share with customers that partnering with National City better positions us to expand our product and service offerings and significantly expand our network of convenient banking locations.
Our customers will benefit from National City’s full suite of products and services, including expanded corporate banking, wealth management and mortgage banking services and greatly enhanced consumer and small business products and services, including credit card, online banking and bill pay services and an industry leading customer rewards program, points from National City.
MidAmerica customers also will gain access to National City’s extensive banking network, which includes more than 1,300 branches and nearly 2,100 ATMs in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania. Following completion of the transaction, in Chicago and Milwaukee this will include 126 and 24 branches respectively, and 191 ATMs. MidAmerica customers also will have the opportunity to use any non-National City ATM without incurring National City fees, contingent upon enrollment in a checking account with a form of monthly automatic account activity.
When and how will I learn more about what’s going to happen?
Within the next week, we will publish the first issue of a newsletter called Transition News. This publication will be the primary vehicle used to keep you informed about the merger. The first issue will explain the communications process and will include an explanation of how you can submit questions to be addressed in future editions.

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In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy an securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.